SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at September 20, 2006

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

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Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: September 20, 2006

* Print the name and title of the signing officer under his signature

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Continental Minerals Corporation 1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684∙6365 Fax 604 684∙8092 Toll Free 1 800 667∙2114 www.continentalminerals.com	Great China Mining Inc. (formerly China NetTV Holdings Inc.) World Trade Centre Suite 536-999 Canada Place Vancouver, BC V6C 3E2 Tel 604 641∙1366 Fax 604 641∙1377 www.greatchinamining.com

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  DRILLING CONTINUES TO EXPAND & CONFIRM CONTINUITY OF XIETONGMEN DEPOSIT
209 Meters Grading 1.02% CuEQ in Hole 6155

September 20, 2006, Vancouver, BC - Continental Minerals Corporation (TSX.V-KMK; OTC.BB-KMKCF) ("Continental") and Great China Mining Inc. (OTC.BB-GCHA) ("Great China Mining") announce the results from additional core holes (6155 to 6180) drilled in 2006 at the Xietongmen copper-gold deposit, located 240 kilometers west of Lhasa in Tibet, People's Republic of China.

These results are from drilling on all sides of the deposit. The western limits of the deposit have largely been defined, however, long intervals with excellent grades of copper and gold continue to be intersected along the east and northeastern side of the deposit, continuity continues to be shown by internal holes in the south central part of the deposit, and the deposit is still open to the north.

Of the 24 holes in this series, eight are holes drilled for engineering purposes, five of which were drilled outside the Xietongmen deposit, and one has assays pending.

In the northeast, drill hole 6155 on section 3249150N intersected 209.0 meters grading 1.02% copper equivalent (CuEQ), including two higher-grade sections - 120.6 meters averaging 1.35% CuEQ and 61.6 meters grading 1.61% CuEQ. Hole 6155 is an infill hole located 100 meters west of hole 6129 that intersected a wide interval with excellent grade: 196.8 meters averaging 0.99% CuEQ, and 200 meters west of hole 6146, the easternmost hole on the section, that intersected 225.4 meters grading 1.02% CuEQ (both holes 6129 and 6146 were previously released) . New hole 6160, located 100 meters to the north of hole 6155, intersected 99.0 meters of 0.95% CuEQ. Hole 6171, located 50 meters to the east of hole 6160, intersected 170.8 meters grading 0.67% CuEQ, including a 64.6-meter interval grading 0.88% CuEQ. These two holes extended the deposit 100 meters to the north and east.

In the south, infill hole 6175 intersected 150.0 meters grading 0.99% CuEQ and a second interval 33.1 meters in length that grades 1.60% CuEQ. Hole 6180, located 100 meters to the south, intersected 64.6 meters grading 1.00% CuEQ.

In the west, the five holes (6158, 6164, 6168, 6170, and 6177) drilled intersected weaker mineralization. The best results were from hole 6177, which intersected 121.0 meters averaging 0.59% CuEQ, including a 74.2-meter interval grading 0.71% CuEQ.

A Table of Assay Results is attached. A Property Location Map, a Drill Hole Plan and Cross Sections are posted on the websites: www.continentalminerals.com & www.greatchinamining.com.

The definition drilling program at the Xietongmen deposit is now complete, although some assays are still pending. A new estimate of the mineral resource is currently underway and will be finalized once all assays have been received. The new estimate, and other information derived from the feasibility work currently being done, will be utilized for a preliminary economic assessment of the project, expected in the fourth quarter of 2006. Drilling at site is now focused on exploration of the Langtongmen copper-gold zone, located about 1 km to the northwest of the Xietongmen deposit.

Activities to finalize the merger between Continental and Great China Mining, and unify 100% ownership in the Xietongmen property in Continental (see joint news release of June 12, 2006), are proceeding as planned. Completion of the merger is subject to a number of conditions including Great China Mining shareholder and regulatory approvals, and is likely to be completed in or about late October 2006.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the drilling program and quality assurance and quality control ("QAQC") programs on behalf of Continental. The program includes rigorous QAQC procedures. Acme Analytical Laboratories of Vancouver, BC, an ISO 9001:2000 accredited laboratory, performs the sample preparation and assaying for the project. Gold analysis is by 30 g Fire Assay fusion with an Inductively Coupled Plasma-Emission Spectroscopy (ICP-ES) finish. Copper assays are done by four acid digestion with an ICP-ES/ICP-Mass Spectroscopy finish. Continental includes standards, blanks and duplicates in addition to the laboratory's internal quality control work.
Gerald Panneton
President and CEO
Continental Minerals Corporation

For further information:

Continental Minerals Corporation Tel 604 684∙6365 Toll Free 1 800 667∙2114 www.continentalminerals.com	Great China Mining Inc. Tel 604 641∙1366 www.greatchinamining.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address the proposed merger, acquisition of additional property, exploration drilling, exploitation activities and events or developments that the companies expect are forward-looking statements. Although the companies believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Accordingly, readers should not place undue reliance on forward looking statements or information.

For more information on Continental Minerals Corporation, including information on risk factors and uncertainties relating to forward looking information, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

For more information on Great China Mining Inc., Investors should review the Great China Mining's annual Form 10K filing with the United States Securities and Exchange Commission at www.sec.gov.

XIETONGMEN PROJECT NEW ASSAY RESULTS
SEPTEMBER 20, 2006

Drill Hole		Section	From (metres)	To (metres)	Intercept (metres)	Intercept (feet)	Cu %	Au g/t	CuEQ[1] %	AuEQ[1] g/t
6155		3249150N	163.0	372.0	209.0	686	0.57	0.86	1.02	1.95
6155	incl.	3249150N	238.0	358.6	120.6	396	0.76	1.13	1.35	2.57
6155	and	3249150N	297.0	358.6	61.6	202	0.87	1.41	1.61	3.06
6158		3249150N	No significant intersections
6159WT		3249450N	Geotechnical hole
6160		3249250N	154.4	327.4	173.0	568	0.47	0.52	0.74	1.41
6160	incl.	3249250N	215.0	314.0	99.0	325	0.60	0.65	0.95	1.80
6161GT			Geotechnical hole
6162WT			Geotechnical hole
6163GT		3249000N	151.8	171.6	19.8	65	0.21	0.21	0.32	0.61
6163GT		3249000N	189.9	254.8	64.9	213	0.24	0.43	0.47	0.89
6164		3249150N	0.0	183.0	183.0	600	0.29	0.38	0.49	0.94
6165WT			Geotechnical hole
6166		3249350N	200.6	371.4	170.8	560	0.40	0.45	0.64	1.21
6167		3248850N	60.7	122.4	61.7	202	0.30	0.32	0.47	0.89
6167		3248850N	132.4	146.8	14.4	47	0.22	0.23	0.33	0.64
6168		3249050N	No significant intersections
6169WT		3249000N	Geotechnical hole
6170		3249000N	104.6	124.6	20.0	66	0.16	0.27	0.30	0.57
6171		3249250N	159.7	330.5	170.8	560	0.43	0.47	0.67	1.28
6171	incl.	3249250N	265.9	330.5	64.6	212	0.54	0.64	0.88	1.68
6172WT			Geotechnical hole
6173		3249300N	164.3	199.8	35.5	116	0.20	0.23	0.32	0.60
6174GT			Geotechnical hole
6175		3248900N	22.8	172.8	150.0	492	0.55	0.84	0.99	1.89
6175	and	3248900N	71.7	104.8	33.1	109	0.81	1.49	1.60	3.04
6176		3249450N	299.8	337.7	37.9	124	0.20	0.25	0.33	0.63
6177		3249100N	15.2	136.2	121.0	397	0.34	0.49	0.59	1.13
6177	incl.	3249100N	62.0	136.2	74.2	243	0.43	0.53	0.71	1.35
6178		3249050N	202.7	271.9	69.2	227	0.31	0.44	0.54	1.04
6179			Results pending
6180		3248800N	33.2	97.8	64.6	212	0.71	0.57	1.00	1.91

1 Copper and gold equivalent calculations use metal prices of US$ 1.25/lb for copper and US$ 450/oz for gold. Adjustment factors to account for differences in relative metallurgical recoveries for gold and copper will depend upon the completion of definitive metallurgical testing.
CuEQ = Cu % + (Au g/t x 14.47/27.56)
AuEQ = (Cu % x 27.56/14.47) + Au g/t